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Press Release

27 September 2021

MANCHESTER UNITED RENEWS F-3 SHELF REGISTRATION

MANCHESTER, England – 27 September 2021 – Today Manchester United (NYSE: MANU) filed a “shelf registration statement” on Form F-3 with the Securities and Exchange Commission (the “SEC”). The company's prior registration statement was due to expire on September 28, 2021.  It is the company’s practice to continue to keep an effective shelf registration statement with the SEC.  The company has had a shelf registration statement in place since it became eligible in September 2013.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Enquiries:

Charlie Brooks	+44 (0) 161 868 8216
Manchester United	charlie.brooks@manutd.co.uk

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 143-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and match day.